

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Doron Moshe
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman Street
Tel Aviv, Israel 64239

> **Re: Elbit Imaging, Ltd.**
> **Form 20-F for fiscal year ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 0-28996**

Dear Mr. Moshe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1. We note that you conduct your operations based on numerous reportable segments including commercial and entertainment centers, hotels, medical industries, and fashion apparel, among others. Given your investments in a wide range of different activities, please revise your disclosure in future filings to comply with Item 5 of Form 20-F to provide information related to all separate segments of the company. Please provide us with your proposed revised disclosure; please clarify which of your individual projects in each segment are earning revenue and provide more detail to explain the material changes in your results from year to year.

Form 6-K filed March 29, 2012

General

2. We note your risk factor disclosure in your Form 20-F which references several foreign jurisdictions that may place limitations on the movement of your foreign capital. Please explain to us how you considered paragraph 41(d) of IAS 27 and paragraph 37(f) of IAS 28 in determining the disclosures required in your consolidated financial statements with respect to your investments in investees. Also, tell us how you considered Rule 5-04 of Regulation S-X in determining whether Schedule I is required.

Report of independent registered public accounting firm, page F-2

3. Please tell us how your disclosure complies with Rule 2-05 of Regulation S-X given that your principal accountant has placed reliance on the work of other auditors for an associate accounted for by the equity method.

Consolidated Statements of Income, page F-5

4. Please tell us your basis for presenting a subtotal for revenues and gains together. It does not appear that you have complied with the requirements of paragraph 82 of IAS 1 which requires a consolidated line item for revenue. Please revise in future filings and provide us with your proposed disclosure, or advise.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-16

F. Basis for consolidation, page F-17

5. Please clarify which interests constitute your non-controlling interest as of December 31, 2011; tell us the entities to which they relate and the ownership percentages.

M. Trading property and prepayment:, page F-22

6. We note your disclosure in Note 8.B indicating that in accordance with PC's policy, commercial centers for which construction has been completed and are under operation are designated for sale. We also note your disclosure in Note 2.E that the operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading property, is up to eight years. Please tell us how you determined that it is appropriate to account for operating real estate projects as inventory. Discuss why they are considered held for sale in the ordinary course of business even though you appear to be currently earning rental income from these properties and that there is not an active program to locate buyers. In this regard, we note

the disclosure starting on page 36 of your Form 20-F which discusses your development program in CEE and India which is to hold and manage completed assets as income-generating investments until the sale yields are sufficient.

7. We note your disclosure regarding capitalization of borrowing costs in Note 2.AC and AF(2)b. Please clarify when you cease capitalization of borrowing costs. Tell us how you determine when the "completion of all the activities necessary to prepare the asset for its designated use or sale" has occurred.

8. Please tell us the amount of soft costs capitalized in 2010 and 2011 (i.e., salaries, stock-based compensation, and other G&A). Also, to the extent material to earnings, please disclose the amount in future filings.

AA. Revenue Recognition:, page F-30

9. You disclose that revenues from the sales of goods in the retail industry are recognized upon delivery. Please further tell us your return policy and your consideration of refunds when determining your revenue recognition policy.

AF. Critical judgment in applying accounting policies, page F-33

10. You state in Note AF(2)e. that you do not believe that the rights specified in InSightec's shareholders agreement disclosed in Note 11A(2) confer rights to the non-controlling interests to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of control in InSightec by your company. Please provide us with your analysis of these rights and tell us how you determined that you control InSightec despite the rights granted to GE.

Note 19 – Borrowings, page F-70

E. Company's debentures, page F-72

(2) Buyback plan of Company's debentures, page F-73

11. Please tell us how you calculated the resulting gain from the acquisition of series A through G debentures, including how you determined an adjusted value and the accounting literature you relied upon.

Note 23 – Commitments, Contingencies, Liens and Collaterals

B. Claims, page F-89

(1) The Company – application or 1999 class action, page F-89

12. We note your disclosure that the amount of additional exposure as of December 31, 2011, in respect of claims with chances to be realized that are not remote, amounts to approximately NIS 48 million (excluding class actions and claims in which the exact amount was not stated). Please tell us how this disclosure complies with paragraph 86 of IAS 37; specifically address why the class actions were excluded from the estimate of additional exposure and why you were unable to estimate amounts for claims in which the exact amount was not stated.

E. Financial covenants, page F-99

(5), page F-100

13. Please tell us and disclose in future periodic filings the impact of PC's subsidiaries non-compliance with certain covenants included in loan agreements, including the outcome of any new covenants and/or waivers. In addition, please disclose your subsidiaries' and your actual ratios compared to the required ratios as of the end of the reporting period for any financial covenant you believe may materially impact your operations or financing.

Note 28 – Segment Reporting, page F-125

14. Please tell us how you have complied with the disclosure requirements of paragraph 32 of IFRS 8 related to products and services. Provide us with proposed revised disclosure for future filings, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Doron Moshe
Elbit Imaging Ltd.
December 31, 2012
Page 5

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant